Exhibit 99.1

WIPRO

Applying Thought

March 21, 2013

The Market Operations Department New York Stock Exchange New York

Dear Sir

Intimation under Clause 703.08 of the NYSE Listed Company Manual

Pursuant to clause 703.08 of the NYSE Listed Company Manual, we are hereby intimating that Hon’ble High Court of Karnataka has approved the Scheme of Arrangement for demerger of ‘Diversified Business’ of Wipro Limited as provided in the Scheme. Copy of the Order of the High Court has been received and is enclosed herewith. All other follow up actions and formalities are being persued.

Thanking you

Yours faithfully For Wipro Limited

/s/ V Ramachandran

V Ramachandran

Company Secretary

Encl: a/a

Regd Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035 India. Tel : +91-80-2844 0011-15 Fax:+91-80-2844 0054

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IN THE HIGH COURT OF KARNATAKA AT BANGALORE

DATED THIS THE 1ST DAY OF MARCH, 2013

BEFORE

THE HON’BLE MR.JUSTICE ARAVIND KUMAR

CO.P. No. 8/2013 & Co.P..No.9/2013

& Co.P..No. 10/2013

Co.P.No.8/2013

BETWEEN:

Wipro Limited,

Registered Office:

Doddakannelli,

Sarjapur Road,

Bangalore-560 035. …Petitioner

(By Sri. Saji.P.John, Advocate for M/s SPJ Legal, Associates, Advocates)

AND:

NIL

..Respondent

(By Sri.C.Ashwathappa, CGC for ROC)

This Company Petition is filed Under Section 391 to 394 R/w Section 78, 100 to 103 of the Companies Act, 1956 praying that for the reasons stated therein this Hon’ble Court may be pleased to:-

That the Scheme of Arrangement, Annexure A hereto, be sanctioned by this Hon’ble Court so as to binding on the Petitioner Company, Resulting Company, Trademark company and its respective shareholders and creditors; and etc.,

This Certified copy contains 16 Pages

And Copying charges of 48 Rupees is

Received

Certified true copy

For WIPRO LIMITED,

/s/ V. Ramachandran

(V. Ramachandran)

Company Secretary

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Co.P.9/2013

BETWEEN:

Azim Premji Custodial Services Private Limited,

Registered Office: 134,

Doddakannelli,

Sarjapur Road,

Bangalore-560 035. .…Petitioner

(By Sri. Saji.P.John, Advocate for M/s SPJ Legal, Associates, Advocates)

AND:

NIL …Respondent

(By Sri.C.Ashwathappa, CGC for ROC)

This Company Petition is filed Under Section 391 to 394 R/w Section 78, 100 to 103 of the Companies Act, 1956 praying that for the reasons stated therein this Hon’ble Court may be pleased to:-

That the Scheme of Arrangement, Annexure A hereto, be sanctioned by this Hon’ble Court so as to be binding on the Petitioner Company, demerged Company and Trademark company and its respective shareholders and creditors; and etc.,

Co.P. 10/2013

BETWEEN:

Wipro Trademarks Holding Limited,

Registered Office: 134,

Doddakannelli,

Sarjapur Road,

Bangalore-560 035. .…Petitioner

(By Sri. Saji.P.John, Advocate for M/s SPJ Legal, Associates, Advocates)

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AND:

NIL

…Respondent

(By Sri.C.Ashwathappa, CGC for ROC)

This Company Petition is filed Under Section 391 to 394 R/w Section 78, 100 to 103 of the Companies Act, 1956 praying that for the reasons stated therein this Hon’ble Court may be pleased to:-

That the Scheme of Arrangement, Annexure A hereto, be sanctioned by this Hon’ble Court so as to be binding on the Petitioner Company, its shareholders, creditors and also on the Demerged company and resulting company and its respective shareholders and creditors; and etc.,

These Company Petitions coming on for orders this day, the Court made the following:

ORDER

These three petitions are filed seeking sanction of Scheme of Arrangement produced at Annexure-A between WIPRO Limited (hereinafter referred to as ‘Demerged company’), Azim Premji Custodial Services Private Limited (hereinafter referred to as ‘Resulting company’) and WIPRO Trademarks Holding Limited (hereinafter referred to as ‘Trade mark company’).

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2. Heard Sri Saji P John, learned Advocate for Petitioner-companies and Sri C Aswathappa, learned Standing Counsel appearing for ROC.

3. The Demerged company came to be incorporated on 29.12.1945 under the provisions of The Companies Act, 1913 under the name and style of ‘Western India Vegetable Products Limited’ in the State of Maharashtra and changed its name to ‘Wipro Products Limited’ with effect from 07.06.1977 and subsequently changed to its present name ‘Wipro Limited’ with effect from 28.04.1984. Demerged company was originally incorporated to carry on business of extracting oil either by crushing or by chemical or other processes. The certificate of incorporation along with Memorandum and Articles of Association of demerged company is produced at Annexure-B. It is presently engaged in the business of providing Information Technology (IT) and IT Enables Services (ITES) and is providing IT services, outsourced research and development, IT infrastructure services, etc.,. It has also diversified its business to the consumer care products. Registered office of the demerged company is at the address shown in the cause

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title to the petition. The authorised, issued, subscribed and paid up share capital of the demerged company is reflected in paragraph 4 of the petition which is also evidenced from the balance sheet made as on 31.03.2012 produced at Annexure-C. The equity shares of demerged company are listed at Bombay Stock Exchange, National Stock Exchange and American Depository Receipts listed on New York Stock Exchange and they have given their No-objection letters as per Annexure-J.

4. The Resulting company was incorporated on 17.08.2010 as a Private Limited Company with the Registrar of Companies, Karnataka under the name and style of ‘Azim Premji Custodial Services Private Limited’ engaged in the business of extracting, manufacturing, processing, buying, selling, importing, exporting and dealing in fatty acids, edible and non edible oil of every description, manufacturing, processing, buying, selling, importing, exporting and dealing in soaps, shampoos, creams etc.,. and dealers of fluid power products of all types and kinds whether pneumatic or hydraulic which are worked, propelled and energized by fluids or gases and etc.,. Certificate of incorporation as well

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as Memorandum and Articles of Association of the Resulting Company is produced at Annexure-D. It is having its Registered Office at the address mentioned in the cause title of the Company Petition No.9/2013. It is also stated in the petition that petitioner-company is in the process of converting into public limited and name of the company will be changed to ‘WIPRO Enterprises Limited’ or such other name approved by ROC.

5. The Trade Mark company was incorporated as Public Limited Company on 30.10.1982 under the provisions of The Companies Act, 1956 under the name and style of ‘Wipro Investment Private Limited’ which was thereafter changed to ‘Wipro Investment Limited’ pursuant to its conversion into public company and thereafter it was changed to ‘Wipro Trademarks Holding Limited’. The certificate of incorporation, memorandum and articles of association of the Trademark company is produced at Annexure-F. Trademark Company was incorporated to carry on the business of acquiring and owning intellectual properties. Registered office of Trademark company is

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situated at the address shown in the cause title of the Co.P.No.10/2013.

6. The Board of Directors of all the three companies have approved and adopted the Scheme of Arrangement at its respective Board Meetings held on 01.11.2012 by virtue of which Demerged undertaking, business operations and activities of diversified business as defined under the Scheme of Demerged company would be transferred and vested in the Resulting company by way of demerger, subject to approval by this Court. A perusal of the scheme which is produced at Annexure-A and Schedule III, Part A, Part B and Part D thereto would indicate that respective trade marks would be used by these companies as enumerated thereunder.

7. The Demerged company had filed an application in C.A.No.1470/2012 for convening meeting of its shareholders, secured and unsecured creditors for approving the Scheme of Arrangement and this Court by order dated 26.11.2012 allowed the said application and directed

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convening of meeting of shareholders, secured and unsecured creditors which order is produced at Annexure-K to Co.P.No.8/2013.

8. The Resulting company as well as Trademark company had also filed applications C.A.Nos.1471/2012 and 1472/2012 respectively seeking for dispensation of meetings of shareholders and creditors and this Court by order dated

26.11.2012 allowed the applications (Annexure-J in Co.P.Nos.9 and 10/2013) and dispensed with the meetings of shareholders and creditors.

9. As ordered by this Court in C.A.No.1470/2012, Demerged company has convened the meeting of equity shareholders, secured creditors and unsecured creditors on 28.12.2012 and on 04.01.2013 respectively. The Chairman of the meeting has filed separate reports which would indicate that 393 persons attended equity shareholders meeting of which 380 votes were cast in favour of resolution and 8 votes were cast against resolution. Thus, resolution approving the Scheme of Arrangement was passed by

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requisite majority of equity shareholders as per the Chairman’s report produced at Annexure-L in Co.P.8/2013. The Demerged company had one secured creditor namely, Hewlett Packard Financial Services India Private Limited as on 30.09.2012 and it has submitted No-Objection letter for Scheme of Arrangement as per the Chairman’s report produced at Annexure-M in Co.P.8/2013. The meeting of unsecured creditors was attended by 15 creditors of which, 13 votes were valid and 2 votes were declared as invalid. Approving the Scheme of Arrangement was passed by 100% majority as per the Chairman’s report at Annexure-N to Co.P.8/2013. Said reports of the Chairman were filed before this Court on 10.01.2013 and were accepted by this Court by order dated 16.01.2013 in C.A.No.1470/2012.

10. This Court by order dated 17.01.2013 had directed notice on the Regional Director and permitted the applicants to take out paper publication in ‘Business Standard’ English Daily newspaper and ‘Kannada Prabha’ in Kannada Daily newspaper fixing the date of hearing as 21.02.2013. Accordingly, matters were listed before this Court on

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21.02.2013 and this Court had taken on record memo filed in Co.P.No.8/2013 whereunder list of members intending to appear, list of members who has submitted affidavits and list of members seeking copy of the petition had been enclosed and as noticed hereinabove said memo was permitted to be filed. Said memo with its annexures were filed and placed on record. Names of the persons found in the list were called out and none appeared and Official of Registrar of Companies who was present before Court sought for a week’s time to reply and accordingly time was granted and subsequently, Registrar of Companies has filed an affidavit in Co.P.Nos.8/2013, 9/2013 & 10/2013. An observation has been made by Registrar of Companies which is to the following effect:

“Resulting company is a private Limited company and in Part 1B of the Scheme provides that the Resulting company is in the process of converting into a Public Limited Company and the name of the Resulting company will be changed to ‘Wipro Enterprises Limited’ or such other name as may be approved by the Registrar of Companies for which the company is required to comply with applicable provision of Companies Act 1956 and to file necessary e-forms.

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It is also notices that the resulting company is required to allot shares to the shareholders of the demerged company in terms of the scheme for which the resulting company has to increase its authorised capital in accordance with provisions of Sections 94-97 of the Companies Act, 1956.

The Resulting company may be directed to file necessary affidavit before the Hon’ble Court undertaking to comply with the above provisions of the Companies Act, 1956.”

11. Pursuant to the said affidavit filed by ROC, authorised signatory of the Resulting company has filed an affidavit dated 27.02.2013 whereunder it is stated as follows:

4. In so far as the averments set out in paragraph 2 of the Affidavit of the Registrar of Companies stating that “The Resulting Company is a Private Limited Company and in Part 1 B of the Scheme provides that the resulting company is in the process of converting into a Public Limited Company and the name of the resulting company will be changed to ‘Wipro Enterprises Limited’ or such other name as may be approved by the Registrar of Companies for which the company is required to comply with applicable provision of Companies Act 1956 and to file necessary e-forms”, it is submitted that the Petitioner Company has already passed resolutions at the Extraordinary General Meeting of the Company held on February 16, 2013 for converting the company into a Public Limited Company. The Extract of the Extraordinary General Meeting

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resolution is herewith furnished as Annexure-1 for the kind perusal of this Hon’ble Court. The company is in the process of filing relevant e-Form with the Registrar of Companies.

5. In so far as the further observation stating that “It is also noticed that the resulting company is required to allot shares to the shareholders of the demerged company in terms of the scheme for which the resulting company has to increase its authorized capital in accordance with provisions of Sec.94-97 of the Companies Act, 1956”, it is submitted that the Resulting Company has already increased its authorized capital to Rs.50,00,000/- (Rupees Fifty Lakhs only) divided into 500,000 (Five Lakh) shares of Rs.10/- each by a resolution passed in the Extraordinary General Meeting held on January 30, 2013 and undertakes to further increase the authorized capital prior to the allotment of shares in terms of the Scheme subject to compliance with the procedures and payment of stamp duty and Registration fee, as applicable. The copy of the e-Form 5 filed with the Registrar of Companies is herewith furnished as Annexure-2.

6. The Petitioner Company undertakes to comply with the provisions and procedures of the Companies Act, 1956 for change of name, and further increase of the Authorized share capital of the Petitioner Company.

Said affidavit filed by the authorised signatory of Resulting company is placed on record.

12. Learned counsel appearing for petitioner had taken out notice through paper publication as ordered and said

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paper publication filed along with memo has also been placed on record by this Court on 21.02.2013.

13. The Demerged company has also filed a memo dated 21.02.2013 enclosing the annexures received from its shareholders in respect of individual notices issued to equity shareholders and ADR holders notifying the date of hearing of the petition which was 21.02.2013 and it has been noticed by this Court that names of those persons which are found in the list enclosed to the memo were called out and none had appeared. Affidavit filed by the authorised signatory of the Resulting company would indicate that an undertaking has been given by the said authorised signatory to comply with observation made by ROC on behalf of RD.

14. A perusal of the proposed Scheme would indicate that it is beneficial to the petitioner-companies, respective members, creditors and shareholders. It is stated by Demerged company that it had commenced its business operations in non-IT space and subsequently commenced IT business which today commands a very significant portion in business operations. It is stated that Scheme intends to

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demerge its diversified business and this initiative is a step in the direction to make the demerged company a pure information technology company and which will enable the stake holders to benefit from unlocking the value of diversified business and allow different businesses to independently pursue their growth strategies while benefiting from sharing of Wipro Brand. Scheme would also indicate that it provides for transfer by way of a demerger of Demerged undertaking of Demerged company to the Resulting company, the consequent issue of securities by Resulting company to the shareholders of Demerged company on a proportionate basis, in consideration of the transfer and vesting of Demerged undertaking in the Resulting company, and at the option of members of the Demerged company, the exchange of Resulting company’s equity shares for additional Demerged company Equity Shares for additional Demerged company equity shares post this Demerger transferred by the promoter to the Special Trust in each case.

15. Applicant-companies have complied with due procedure and in view of the affidavit filed by ROC giving

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consent subject to observations made therein which is also agreed to be complied by authorised signatory of Resulting company, I am of the considered view that Scheme of Arrangement proposed by three applicants requires to be approved and to be sanctioned as prayed for in these petitions.

Hence, following order is passed:

(1) Company petitions are hereby allowed.

(2) Scheme of Arrangement filed along with Co.P.No.8/2013 at Annexure-A is hereby sanctioned which is binding on the petitioner-companies, their equity and all stake holders.

(3) It is made clear that Schedule-III to the Scheme as approved would be owned and used by these companies as enumerated in Part-A, Part-B, Part-C & Part-D respectively.

(4) Scheme of Arrangement (Demerger) as per Annexure-A would be effective from appointed date 01.04.2012.

(5) Certified copy of this order shall be filed by petitioners-companies before ROC within 30 days

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from the date of receipt of certified copy of this order.

Sd/-

JUDGE

“TRUE COPY”

[Illegible]

[Illegible] Section Officer 15/3/13

High Court of Karnataka

Bangalore-680-001.

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a) The date on which the application was made 04/03/13

b) The date on which charges and additional Charges, if any, are called for –

c) The dated on which charges and additional Charges, if any, are deposited / Paid –

d) The date on which the copy is ready 15/03/13

e) The date of notifying that copy is ready For delivery 15/03/13

f) The date on which the applicant is required to appear on or before 20/03/13

g) The date on which the copy is delivered to the Applicant 15/03/13

h) Examined by [Illegible]